Exhibit 99.1

Pembina Pipeline Corporation files 2014 year-end disclosure documents

CALGARY, March 27, 2015 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) has filed its audited Consolidated Financial Statements for the year ended December 31, 2014 as well as related Management's Discussion and Analysis, with Canadian securities regulatory authorities. Pembina has also filed its Form 40-F for the year ended December 31, 2014 with the U.S. Securities and Exchange Commission.  Investors and other stakeholders can obtain these documents via www.sedar.com, www.sec.gov (for the Form 40-F), www.pembina.com under Investor Centre, or they may request a printed copy free of charge by contacting Investor Relations at investor-relations@pembina.com or 1-855-880-7404.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada and ethane produced in North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Relations, Chelsy Hoy, (403) 231-6393, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 16:41e 27-MAR-15